Exhibit 99.1

Management's Discussion and Analysis for the three and nine months ended February 29, 2012

MEDICURE INC.

Prepared by Management without review by the Company’s auditor.

Message to Shareholders, April 2012

Medicure continues to focus on the sales and marketing of AGGRASTAT® in the United States and the clinical development of TARDOXALTM for the treatment of Tardive Dyskinesia.

Net sales of finished AGGRASTAT® for the nine month period were $2,510,327 compared to $2,854,145 in the same period of the previous year. The primary investments in growing the market of AGGRASTAT® are expanding its use through regulatory and clinical programs .

The enrolment rate of patients in TEND-TD, the Phase II clinical trial of TARDOXALTM for the treatment of Tardive Dyskinesia, has increased with the addition of clinical sites in Canada and India. Tardive Dyskinesia is a motion disorder that is a common side effect of the use of antipsychotic drugs and effective treatment of this disorder would address an unmet medical need.

Management continues to maintain cost control measures implemented over the past several quarters to conserve cash.

On behalf of the Board, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business. We remain committed to creating value from which our shareholders and stakeholders can benefit.

Albert D. Friesen, Ph.D
Chairman and Chief Executive Officer

MEDICURE INC.
Management's Discussion and Analysis

The following management discussion and analysis (MD&A) is current to April 19, 2012 and should be read in conjunction with Medicure Inc.’s (Medicure or the Company) unaudited condensed consolidated interim financial statements for the three and nine months ended February 29, 2012 which have been prepared under International Financial Reporting Standards (IFRS). The Company previously prepared its financial statements in accordance with Canadian generally accepted accounting principles (GAAP). For more information regarding the conversion to IFRS, see note 14 of the condensed consolidated interim financial statements, which contains further information and a reconciliation of Medicure's previously reported financial information prepared under Canadian GAAP to IFRS. Except as otherwise noted, the financial information contained in this MD&A and in the condensed consolidated interim financial statements has been prepared in accordance with IFRS.  This discussion and analysis provides an up-date to the Management Discussion and Analysis, Audited Consolidated Financial Statements, and the Company's Annual Report on Form 20-F for the year ended May 31, 2011, and should be read in conjunction with these documents.  The Company's independent auditors, KPMG LLP Chartered Accountants, have not reviewed the unaudited condensed consolidated interim financial statements. All amounts are expressed in Canadian dollars unless otherwise noted. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

·
intention to sell and market its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

·
intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT® through the Company's Barbados subsidiary, Medicure International, Inc., which is the owner of this asset;

·	intention to develop TARDOXALTM for neurological disorders;

·	intention to investigate and advance certain other product opportunities;

·	intention to obtain and/or expand regulatory approval for the Company's products;

·	expectations with respect to the cost of the testing and commercialization of the Company's products;

·	sales and marketing strategy;

·	anticipated sources of revenue;

·	intentions regarding the protection of the Company's intellectual property;

·	business strategy; and

·	intention with respect to dividends.

MEDICURE INC.
Management's Discussion and Analysis

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

·	general business and economic conditions;

·	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

·	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

·	the ability of the Company to continue as a going concern;

·	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

·	results of current and future clinical trials;

·	the uncertainties associated with the acceptance and demand for new products;

·	clinical trials not being unreasonably delayed and expenses not increasing substantially;

·	government regulation imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

·	the Company's ability to attract and retain skilled staff;

·	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

·	market competition;

·	tax benefits and tax rates; and

·	the Company's ongoing relations with its employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A [and any documents incorporated by reference herein] are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive.  Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

MEDICURE INC.
Management's Discussion and Analysis

Company Profile

Medicure is a specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. The Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through its U.S. subsidiary, Medicure Pharma, Inc. Intellectual property and rights relating to the sale of AGGRASTAT® in the United States are owned by Medicure International, Inc., a subsidiary of Medicure Inc. The research and development activities of the Company and its subsidiaries are focused on clinical advancements related to AGGRASTAT® and, secondly, on the clinical development of TARDOXALTM for neurological disorders. The Company also continues to explore certain other product opportunities.

Strategic changes made over past years, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital. The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans.

Recent Developments

  New Clinical Trial of AGGRASTAT®:

On January 30, 2012 the Company announced its plans for a new clinical trial of AGGRASTAT® (tirofiban HCl) entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).

SAVI-PCI will be a randomized, open-label study enrolling approximately 600 patients undergoing percutaneous coronary intervention (PCI) at sites across the United States.  The study is designed to evaluate whether patients receiving the investigational, High-Dose Bolus (HDB) regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 - 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 - 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.  The primary objective of SAVI-PCI is to demonstrate AGGRASTAT® is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.  The first patient is anticipated to be enrolled during the second quarter of calendar 2012. The Principal Investigator for the study is Steven V. Manoukian, MD, Director of Cardiovascular Research at the Sarah Cannon Research Institute (SCRI).  The AGGRASTAT® dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

Both AGGRASTAT® and Integrilin are reversible, small molecule Glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitors that have been shown in clinical trials to reduce the combined incidence of death and myocardial infarction in patients with unstable angina (UA) or non-ST elevation myocardial infarction (NSTEMI) undergoing cardiac catheterization when compared to heparin. These agents work by preventing the ability of platelets to aggregate together. These platelet aggregates – commonly known as blood clots - can result in a partial or complete blockage of the coronary artery if left untreated.

Bleeding is a common adverse reaction associated with the use of GP IIb/IIIa inhibitors due to their unique ability to prevent and disaggregate blood clots. A patient’s risk of bleeding is an important factor when determining an optimal treatment approach and, in some cases, complicates or limits the use of these agents. With the SAVI-PCI study, the investigators will explore whether AGGRASTAT® HDB plus a shortened infusion can reduce the risk of bleeding while maintaining comparable ischemic protection relative to the currently practiced 18 hour infusion of Integrilin.  Other studies have indicated that shortening the infusion duration of GP IIb/IIIa inhibitors can potentially lead to a reduction in bleeding complications for patients undergoing PCI. It is important to note that bleeding complications have been linked to increased rates of other major complications and mortality, as well as increased overall cost of care. A goal of the SAVI-PCI study is to further optimize the safety, efficacy and efficiency of treatment used in the setting of PCI.

To assist in completion of the study, Medicure International, Inc. has partnered with SCRI and GVI Clinical Development Solutions (CDS). SCRI is one of the largest, community-based research programs in the United States, conducting cardiology and oncology clinical trials through its affiliation with a network of hundreds of physicians. CDS is a full-service Contract Research Organization with extensive clinical development experience across a multitude of therapeutic areas, and a track record of delivering quality data on time at competitive costs.

MEDICURE INC.
Management's Discussion and Analysis

Phase II Clinical Trial, TardoxalTM:

On January 23, 2012 the Company provided an update and announced the addition of a site in India for its ongoing Phase II Clinical Trial, TardoxalTM for the Treatment of Tardive Dyskinesia (TEND-TD). The company has received approval from the Drug Controller General of India and has begun enrollment at the site. The trial is approved in the United States by the Food and Drug Administration (FDA), and in Canada, by Health Canada, where sites are actively recruiting patients.

The addition of the new trial site (Schizophrenia Research Foundation, Chennai, India) is expected to increase the rate of enrollment. Current enrollment is at 34 patients, with 40 total patients needed for a planned interim analysis. The results from the interim analysis are expected in September 2012.

The Company has received FDA Fast Track designation for the clinical investigation of TardoxalTM for the treatment of moderate to severe TD. Fast Track designation is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

Graduation to the TSX Venture Exchange:

On October 24, 2011, the Company graduated from the NEX board of the TSX Venture Exchange to the TSX Venture Exchange as a Tier 2 issuer .

Appointment of Chief Financial Officer:

On September 21, 2011, the Company appointed Mr. James Kinley CA as Chief Financial Officer.

Appointment of President and Chief Operating Officer:

On July 25, 2011, the Company appointed Mr. Dawson Reimer as President and Chief Operating Officer.

Stock options:

On July 18, 2011, the Company issued 12,542,000 stock options to employees and consultants of the Company, including the Chief Executive Officer and Chief Operating Officer, at an exercise price of $0.10 per common share. The options vested immediately and expire after ten years.

Debt settlement and related transactions:

On July 18, 2011, Medicure International, Inc. settled its long-term debt to Birmingham Associates Ltd. in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of Medicure Inc.; and iii) a royalty on future AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales and the royalty increases on sales exceeding that amount.

In addition, Medicure borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to support the Company. The loan bears interest annually at the crown company borrowing rate plus two percent and matures on July 1, 2016. The loan repayment schedule is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. The loan is secured by the Company's assets and guaranteed by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

Additionally, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.

MEDICURE INC.
Management's Discussion and Analysis

Sale of inventory:

On July 6, 2011, Medicure International, Inc. entered into an agreement with Iroko Cardio, LLC (Iroko) to advance AGGRASTAT® in each of Medicure and Iroko's respective territories. Iroko owns rights to AGGRASTAT® outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT® unfinished product from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and agreed to pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions, which have been met. This amount has been paid subsequent to August 31, 2011.  In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT® drug product and provided the Company the option to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT® in Europe. If the Company exercises its option to obtain the data and is successful in getting changes to the approved use of AGGRASTAT® in the United States, Iroko will be entitled to receive a royalty of up to US$3.5 million on future AGGRASTAT® sales based on a percentage of sales.

Commercial:

AGGRASTAT® is a GP IIb/IIIa receptor antagonist used for the treatment of acute coronary syndrome (ACS), including unstable angina and non-ST elevated myocardial infarction (NSTEMI). Intellectual property and rights relating to the sale of the product in the United States are owned by Medicure International, Inc. (Barbados), a wholly owned subsidiary of Medicure Inc. Medicure Pharma, Inc., also a wholly owned subsidiary of Medicure Inc., sells AGGRASTAT® in the United States under a distribution agreement with Medicure International, Inc. Medicure’s home office staff based in Winnipeg, Manitoba provide administrative and management support to Medicure Pharma, Inc.

Net revenue from the sale of AGGRASTAT® for the nine months ended February 29, 2012 decreased 12% over the net revenue for the nine months ended February 28, 2011 when excluding the one-time sale of unfinished product inventory. Sales for the three months ended February 29, 2012 were down by $561,655 when compared with the three months ended February 28, 2011. All of the Company’s sales are denominated in US dollars. The decrease in revenues compared to the same period from the previous fiscal year is primarily attributable to an overall decline in the use of injectable antiplatelet drugs and normal fluctuations in wholesale purchasing. Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Going forward and contingent on sufficient finances being available, the Company plans to explore opportunities to further expand revenue through strategic investments related to AGGRASTAT® and the acquisition of other niche products that fit the commercial organization.

Research and Development:

The research and development activities of Medicure and its subsidiaries are now primarily focused on the development and implementation of a new regulatory, clinical and brand strategy for AGGRASTAT®. The recently initiated SAVI-PCI study is a component of this strategy. See "Recent Developments" in this MD&A for further details regarding SAVI-PCI. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

The primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia (TD). This program evolved from Medicure’s extensive clinical experience with MC-1, a naturally occurring small molecule, for cardiovascular conditions. A modest amount of capital is being used for an ongoing Phase II Clinical Trial, TardoxalTM for the Treatment of Tardive Dyskinesia (TEND-TD). The results from the interim analysis of this study, which would be sufficient to identify an efficacy signal for the product, are expected in September 2012.

MEDICURE INC.
Management's Discussion and Analysis

The Company is pursuing in out-licensing its library of small molecule antithrombotic drugs.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Marketed/Phase II - planning
TARDOXALTM	TD / Neurological indications	Phase II - enrolling patients
MC-45308	Thrombosis reduction	Discovery–pursuing partnership

The TARDOXALTM program benefits from over 10 years of work that Medicure invested in the advancement of this compound, including extensive human clinical testing in unrelated cardiovascular conditions and other pre-clinical, formulation, manufacturing and safety research and development. The Company believes the information and physical assets resulting from this activity are a valuable asset that will reduce costs and speed development of this molecule to the treatment of TD.

The development of MC-1 for cardiovascular conditions is not listed in the table above as these initiatives have been placed on hold.

The Company intends to pursue a license or development partnership for TARDOXALTM with a large pharmaceutical company. Such a partnership may provide funding and other resources for further clinical trials and commercialization.  While the Company has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

Medicure’s library of novel therapeutics includes a series of small molecule dual acting anticoagulant/antiplatelet compounds (including the preclinical lead, MC-45308) which may be useful in treating venous and arterial thrombosis. These compounds, which have shown activity in venous and arterial models of thrombosis, provide a basis for further research, optimization and preclinical development. The Company is interested in out-licensing its library of small molecule antithrombotic drugs.

The Company may from time to time evaluate other product opportunities for potential license with the objective of further broadening its product and patent portfolio.

Critical accounting estimates and accounting policies

The Company’s condensed consolidated interim financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IAS). The preparation of financial statements in conformity with IFRS requires the Company to select from possible alternative accounting principles and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Estimates and assumptions may be revised as new information is acquired. Management believes that its most critical accounting policies and estimates relate to the following areas with reference to notes contained in the accompanying condensed consolidated interim financial statements.

  Going concern assumption and continuity of operations

The accompanying condensed consolidated interim financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is significant doubt about the appropriateness of the use of the going concern assumption because the Company had experienced operating losses from incorporation to May 31, 2011.

MEDICURE INC.
Management's Discussion and Analysis

The Company has accumulated a deficit of $122,441,430 as at February 29, 2012.  The Company’s future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT®, and/or secure additional capital, which may not be available under favourable terms. Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Revenue recognition

The Company's accounting policy over revenue recognition can be found in Note 3(d) to the August 31, 2011 condensed consolidated interim financial statements.  The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured.  Revenue is recognized upon product delivery, and when no significant contractual obligations remain.  As is common practice in the pharmaceutical industry, the Company’s sales are made to pharmaceutical wholesalers for further distribution to end consumers.

Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates (product sales allowances). Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.  In determining the amounts for these allowances and accruals, the Company uses estimates. Through reports provided by the Company’s wholesalers and other third party external information, management estimates customer and wholesaler inventory levels, sales trends and hospital demand. Management uses this information along with such factors as: historical experience and average contractual chargeback rates to estimate product sales allowances.  Third-party data is subject to inherent limitations of estimates due to the reliance on information from external sources, as this information may itself rely on certain estimates.

Research and development

The Company's accounting policy over research and development can be found in Note 3(g)(i) to the August 31, 2011 condensed consolidated interim financial statements.

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

MEDICURE INC.
Management's Discussion and Analysis

Intangible assets

The Company's accounting policy over intangible assets can be found in Note 3(g)(ii) to the August 31, 2011 condensed consolidated interim financial statements.

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter.

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks is expensed as incurred.

Clinical trial expenses:

The Company's accounting policy over clinical trial expenses can be found in Note 3(g)(iv) to the August 31, 2011 condensed consolidated interim financial statements.

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

Foreign currency:

The Company's accounting policy over foreign currency can be found in Note 3(b) to the August 31, 2011 condensed consolidated interim financial statements.

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency. The U.S. dollar is the functional currency of Medicure Pharma Inc. In the quarter ended August 31, 2011, as a result of the long-term debt settlement and other factors, the focus of Medicure International, Inc.'s operations changed and accordingly its functional currency was changed from the Canadian dollar to the U.S. dollar, effective June 1, 2011. In accordance with IAS 21, the Effects of Changes in Foreign Exchange Rates, this change has been accounted for prospectively.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. The results and financial position of the Company's consolidated subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (i) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet; (ii) income and expenses for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and (iii) all resulting exchange differences are recognized in other comprehensive income in the cumulative translation account.

When a foreign operation is disposed of, a proportionate share of the cumulative exchange differences previously recognized in equity is recognized in the income statement, as part of the gain or loss on sale where applicable.

MEDICURE INC.
Management's Discussion and Analysis

Income taxes

The Company's accounting policy over income taxes can be found in Note 3(k) to the August 31, 2011 condensed consolidated interim financial statements. Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax received or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.  No future income tax assets or liabilities are recorded on the Company's balance sheets.

Share-based payment transactions

The Company's accounting policy over share-based payment transactions can be found in Note 3(i)(ii) to the August 31, 2011 condensed consolidated interim financial statements. The grant date fair value of share-based payment awards granted to employees is recognized as an personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.  For the nine months ended February 29, 2012, the Company recorded stock-based compensation of $224,445 (February 28, 2011 - $80,572).

MEDICURE INC.
Management's Discussion and Analysis

Changes in accounting policies

Adoption of International Financial Reporting Standards (IFRS):

In February 2008 the Canadian Accounting Standards Board (AcSB) confirmed that the use of IFRS would be required for Canadian publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. The Company implemented these standards on June 1, 2011, with a transition date of June 1, 2010.

In November 2011, the Company filed its condensed consolidated interim financial statements for the three months ended August 31, 2011, which represent the initial presentation of its results and financial position under IFRS. The condensed consolidated interim financial statements for the period ended February 29, 2012 should be read in conjunction with the Company's condensed consolidated interim financial statements for the period ended August 31, 2011. As the Company's interim consolidated financial statements were previously prepared in accordance with previous generally accepted accounting principles (GAAP), disclosure of the transition from previous GAAP to IFRS is included in Note 14 of the condensed consolidated interim financial statements for the three and nine months ended February 29, 2012.

In preparing the condensed consolidated interim financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

SELECTED FINANCIAL INFORMATION

The Company adopted IFRS in fiscal 2012 with a transition date of June 1, 2010. The quarterly data for the quarter ended May 31, 2010 is presented in conformity with Canadian GAAP and has not been restated under IFRS, however certain items have been reclassified to conform with the current presentation. Accordingly, this quarter may not be comparable with the information for fiscal 2011 and 2012. See "Adoption of International Reporting Standards (IFRS)" in this MD&A for a description of the significant differences between Canadian GAAP and IFRS for the Company.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The selected financial information provided below is derived from the Company's unaudited quarterly financial statements for each of the last eight quarters.

	IFRS	IFRS	IFRS	IFRS
(in thousands of CDN$, except per share data)	Feb 29, 2012	Nov 30, 2011	Aug 31, 2011	May 31, 2011
Product sales, net	660	2,247	1,519	774
Cost of goods sold	(247)	(249)	(318)	(742)
Selling, general and administrative	(567)	(711)	(784)	(1,135)
Research and development	(71)	(110)	(360)	(185)
Interest expense	(134)	(109)	(444)	(749)
Foreign exchange gain (loss)	6	(10)	(3)	179
Income (Loss) for the period	(353)	1,059	23,542	(1,858)
Basic and diluted (loss) income per share	-	0.01	0.15	(0.01)

MEDICURE INC.
Management's Discussion and Analysis

MEDICURE INC.
Management's Discussion and Analysis
	IFRS	IFRS	IFRS	previous GAAP
(in thousands of CDN$, except per share data)	Feb 28, 2011	Nov 30, 2010	Aug 31, 2010	May 31, 2010
Product sales, net	1,222	802	830	570
Cost of goods sold	(279)	(245)	(247)	(292)
Selling, general and administrative	(707)	(277)	(714)	(592)
Research and development	(188)	(1)	(150)	(327)
Interest expense	(750)	(802)	(799)	(814)
Foreign exchange gain (loss)	1,794	1,233	499	97
Income (loss) for the period	1,093	710	(1,580)	(1,325)
Basic and diluted (loss) income per share	0.01	0.01	(0.01)	(0.01)

Net income for the three month period ended February 29, 2012 has decreased by $1.4 million compared to the three month period ended February 28, 2011. Significant variances between the three months ended February 29, 2012 and February 28, 2011 are as follows:

·
A decrease in foreign exchange gains of $1.8 million resulting from the settlement of the US dollar denominated debt in the first quarter of fiscal 2012. Additionally, the change in the functional currency of one of the Company's subsidiaries to U.S. dollars at June 1, 2011 resulting from the settlement of the long-term debt and other factors, which resulted in currency translation from this subsidiary primarily being recorded in other comprehensive income for the three months ended February 29, 2012 impacted the foreign exchange gains and losses.

·	Revenues decreased by $0.6 million due to an overall decline in the use of injectable antiplatelet drugs and normal fluctuations in wholesale purchasing.

Partially offset by:

·
Interest expense decreased by $0.6 during the three months ended February 29, 2012, when compared to the three months ended February 28, 2011 due to the settlement of the Birmingham long-term in July of 2011.

·
A decrease of $0.1 million in selling, general and administrative expenses during the three months ended February 29, 2012 due to lower professional fees relating to restructuring undertaken and expensed in previous years.

·
A decrease of $0.1 million in research and development costs during the three months ended February 29, 2012 primarily relating to write-offs of patents that occurred in the third quarter of fiscal 2011. No write-offs of patents occurred during the third quarter of fiscal 2012.

Results of Operations

Revenue

The change in revenue for the three and nine months ended February 29, 2012 and February 28, 2011 is reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 29, 2012	Feb 28, 2011	(decrease)	Feb 29, 2012	Feb 28, 2011	(decrease)
Sale of finished product, net	$660	$1,222	$(562)	$2,510	$2,854	$(344)
Sale of unfinished product, net$	-	$-	$-	$1,915	$-	$1,915

Net revenue from the sale of finished AGGRASTAT® products for the nine months ended February 29, 2012 decreased 12%
over the net revenue for the nine months ended February 28, 2011. All of the Company’s sales are denominated in U.S.
dollars. The decrease in revenues compared to the same period from the previous fiscal year is primarily attributable to an overall decline in use of injectable antiplatelet drugs and normal fluctuations in wholesale purchasing. Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

MEDICURE INC.
Management's Discussion and Analysis

Net revenues from unfinished products were $1.9 million due to a one-time sale during the nine months ended February 29, 2012 of unfinished product to a European pharmaceutical company.  There were no similar sales of unfinished products during fiscal 2011.

Cost of goods sold

The change in cost of goods sold for the three and nine months ended February 29, 2012 and February 28, 2011 is reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 29, 2012	Feb 28, 2011	(decrease)	Feb 29, 2012	Feb 28, 2011	(decrease)
Cost of goods sold	$247	$279	$(32)	$814	$771	$43

Cost of goods sold represents direct product costs associated with AGGRASTAT® and the amortization of patents, trademarks and customer lists relating to AGGRASTAT®. Costs of goods sold increased between the nine months ended February 29, 2012 and the nine months ended February 28, 2011 due to the cost of goods related to the one-time sale of unfinished product described above in the revenue section of this MD&A.

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development.  The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

The changes in selling, general and administrative expenditures for the three and nine months ended February 29, 2012 and February 28, 2011 are reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 29, 2012	Feb 28, 2011	(decrease)	Feb 29, 2012	Feb 28, 2011	(decrease)
Selling, general, and administrative expenditures:
AGGRASTAT®	$96	$242	$(146)	$798	$737	$61
Other	$471	$465	$6	$1,263	$961	$302
Total	$567	$707	$(140)	$2,061	$1,698	$363

Selling, general and administrative expenditures - AGGRASTAT® were consistent during the nine months ended February 29, 2012 as compared to same period in the prior year.

Selling, general and administrative expenditures – Other increased by $0.3 million during the nine months ended February 29, 2012 as compared to same period in the prior year mainly due to:

·
An increase of $0.3 million in selling, general and administrative expenses during the nine months ended February 29, 2012 primarily relating to a recovery of general and administrative costs in the prior year as a result of collection on an accrued receivable that was previously written-off.

·
$0.2 million of non-cash stock-based compensation recorded during the nine months ended February 29, 2012 relating to stock options that were granted in the quarter. These options vested immediately. Stock-based compensation expense during the nine months ended February 28, 2011 was minimal.

Partially offset by:

MEDICURE INC.
Management's Discussion and Analysis

·	Higher professional fees and costs in the prior year relating to the restructuring of the Company.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs, as well as amortization and write-offs of non-AGGRASTAT® intangible assets. The Company expenses all research and development costs. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centres. The change in research and development expenditures for the three and nine month periods ended February 29, 2012 and February 28, 2011 are reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 29, 2012	Feb 28, 2011	(decrease)	Feb 29, 2012	Feb 28, 2011	(decrease)
Research and development$	71	$188	$(117)	$541	$339	$202

The increase in research and development expenditures, for the nine month period ended February 29, 2012 as compared to the same period in fiscal 2011 is due to the write-down of several patents during the nine months ended February 29, 2012, as well costs associated with the TEND-TD trial. Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to surrender certain issued patents and withdraw certain applications under review. The majority of these patents were in the review stage in numerous countries.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments. The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

The remaining research and development costs relate to the development and implementation of a new regulatory, clinical and brand strategy for AGGRASTAT® and an ongoing Phase II clinical study of TARDOXALTM

Clinical Trial and Regulatory Programs

Subject to increasing revenue or otherwise raising sufficient capital and pending successful discussions with the FDA, management plans to initiate certain new clinical studies of AGGRASTAT®.

The recently initiated SAVI-PCI study is a component of this strategy. See "Recent Developments" in this MD&A for further details regarding SAVI-PCI.

The Company intends to pursue an expanded and revised product label for AGGRASTAT® in an effort to increase the product's market share. Any label change will be dependent upon FDA review and approval and may require payment of filing fees by the Company.

Medicure’s lead, non-AGGRASTAT®, development programs involve use of TARDOXALTM in the treatment of neurological conditions. The Company is continuing to enrol patients in a small Phase II clinical study of TARDOXALTM while ensuring costs are restricted as much as possible.

Preclinical Programs

Medicure possesses a library of novel, antithrombotic small molecules developed under its Drug Discovery program. Further development of the anti-thrombotic program is planned if partnerships or other third party funding can be established.

MEDICURE INC.
Management's Discussion and Analysis

Finance Expense

The change in finance expense for the three and nine month periods ended February 29, 2012 and February 28, 2011 is reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 29, 2012	Feb 28, 2011	(decrease)	Feb 29, 2012	Feb 28, 2011	(decrease)
Finance expense	$134	$750	$(616)	$687	$2,351	$(1,664)

The decrease in finance expense for the nine months ended February 29, 2012 as compared to the nine months ended February 28, 2011 is due to the settlement of the Birmingham long-term in July of 2011. Debt levels after the July 18, 2011 transactions were significantly lower and at relatively favourable interest rates.

Foreign Exchange (Gain) or Loss

The change in the foreign exchange (gain) or loss for the three and nine month periods ended February 29, 2012 and February 28, 2011 is reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 29, 2012	Feb 28, 2011	(decrease)	Feb 29, 2012	Feb 28, 2011	(decrease)
Foreign exchange	$(6)	$(1,794)	$1,788	$8	$(2,528)	$2,536

The net foreign exchange loss during the nine months ended February 29, 2012 changed by $2.5 million due the settlement of the US dollar denominated debt in the first quarter of fiscal 2012 and the change in the functional currency of one of the Company's subsidiaries to U.S. dollars at June 1, 2011 resulting from the settlement of the Birmingham long-term debt and other factors, which resulted in currency translation from this subsidiary primarily being recorded in other comprehensive income for the nine months ended February 29, 2012.

Foreign exchange gains and losses represent changes in the Canadian dollar value of foreign currency denominated operating accounts and long-term debt in response to changes in the value of the Canadian dollar relative to U.S. dollar. The value of the Canadian dollar relative to the U.S. dollar increased over the period, with exchange rates moving from 0.969 as at May 31, 2011 to 0.990 as at February 29, 2012, which resulted in an insignificant foreign exchange loss for the period. In the prior year, the value of the Canadian dollar as compared to the US dollar decreased, with exchange rate equal to 1.047 as at May 31, 2010 moving to 0.974 as at February 28, 2011, which resulted in the higher foreign exchange gain for the prior year.

As at February 29, 2012, the Company has approximately U.S. $1.7 million in U.S. denominated cash. The Company's U.S. dollar long term debt and accrued interest was settled during the three months ended August 31, 2011. At February 28, 2011 the Company had approximately US $0.6 million in U.S. denominated cash compared with US $32.4 million in long term debt and accrued interest.

MEDICURE INC.
Management's Discussion and Analysis

Income (loss) and comprehensive income (loss) for the period

The consolidated net loss for the three and nine month periods ended February 29, 2012 and February 28, 2011 is reflected in the following table:

	Three months	Three months		Nine months	Nine months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Feb 29, 2012	Feb 28, 2011	(decrease)	Feb 29, 2012	Feb 28, 2011	(decrease)
Income (loss) for the period$	(353)	$1,093	$(1,446)	$24,247	$223	$24,024
Comprehensive income
(loss) for the period	$(480)	$816	$(1,296)	$24,631	$(117)	$24,748
Income (loss) per share	$-	$0.01	$(0.01)	$0.14	$-	$0.14

As discussed above, the main factors contributing to the significant net income during the nine months ended February 29, 2012 compared to the nine months ended February 28, 2011 were the non-cash gain on the settlement of the Birmingham long-term debt, increased sales resulting from the $1.9 million of revenue recognized on a one-time sale of unfinished product, and a decrease in interest expense as a result of the settling of the long-term debt.

The change in comprehensive income (loss) between the nine months ended February 29, 2012 and February 28, 2011 results from the factors described above, plus the change in the translation adjustment relating to the foreign currency translation of the Company's subsidiaries.

Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from the sale of its equity securities, the issue of warrants and stock options, interest on excess funds held, the issuance of debt and net revenue received from the sale of AGGRASTAT®.

Cash provided by operating activities for the nine month period ended February 29, 2012 increased $692,067 to $983,766 compared to $291,699 for February 28, 2011 primarily due to the $1.9 million received during the nine months ended February 29, 2012 relating to the one-time sale of unfinished products.

Investing activities for the nine months ended February 29, 2012 and February 28, 2011 were not significant.

Financing activities for the nine month period ended February 29, 2012 consisted of Medicure Inc. receiving proceeds from long-term debt of $5,000,000 and the repayment by Medicure International, Inc. of long-term debt in the amount of $4,750,000 as a part of the debt settlement that occurred during the period. Additional financing costs consisted of costs relating to debt issuance and settlement costs, as well as costs associated with the issuance of shares as a part of the debt settlement transactions. There were no cash flows from financing for the nine months ended February 28, 2011.

At February 29, 2012 the Company had cash totaling $1,670,151 compared to $750,184 as of May 31, 2011 and $613,237 as of February 28, 2011. As at February 29, 2012, the Company had working capital of $1.6 million compared to a working capital deficiency of $30.3 million at May 31, 2011 and $28.7 million at February 28, 2011. The fluctuations in working capital are primarily due to the settlement of the long-term debt and the associated accrued interest on long-term debt.

At February 29, 2012 and April 19, 2012 there were 182,947,595 common shares issued and outstanding; 14,439,192 options to purchase common shares outstanding; and 5,373,913 warrants to purchase common shares outstanding.

Contractual Obligations

As at February 29, 2012, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

MEDICURE INC.
Management's Discussion and Analysis

	Total	2012	2013	2014	2015	2016	Thereafter
(in thousands of CDN $)
Accounts payable and accrued
liabilities	$1,024	$1,024	$-	$-	$-	$-	$-
Debt financing obligations 1.	5,776	64	263	1,624	1,816	1,729	280
Purchase agreement commitments 2.	2,785	472	661	661	661	330	-
Management services agreement
commitments 3.	190	48	142	-	-	-	-
Total	$9,775	$1,608	$1,066	$2,285	$2,477	$2,059	$280

1	The amounts represent principle and interest payments relating to the Manitoba Industrial Opportunities Program loan obtained on July 18, 2011.

2.	The Company has renewed its manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party.

3.
Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the Chief Executive Officer, under which the Company is committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010. On January 1, 2012, an amendment was made to the agreement thereby increasing the fees to $15,833 per month, or $190,000 per year effective January 1, 2012. The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties. The Company may terminate this agreement at any time upon 60 days written notice.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. These agreements include the research and development of AGGRASTAT®, TARDOXALTM as well as other product opportunities.

In addition, as at February 29, 2012, the Company has committed to fund up to a maximum of $3,000,000 in research and development activities under a development agreement with a contract research organization. The timing of expenditures and payments is largely at the discretion of the Company and the agreement may be terminated at any time provided thirty (30) days notice is provided. Accordingly, no obligations are included in the above table in relation to this agreement.

Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Royalties

As a part of the debt settlement described in note 7, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty. As at February 29, 2012, $25,818 in royalties is payable within sixty days of February 29, 2012.

MEDICURE INC.
Management's Discussion and Analysis

As part of the sale described in note 9, if the Company exercises its option to obtain AGGRASTAT® data and is successful in getting changes to the approved use of AGGRASTAT® in the United States, the Company would be obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT® sales.

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable. Such royalties do not apply to the sale of TardoxalTM.

Contingencies

In the normal course of business the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

Financial Instruments

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Management cannot reasonably estimate the fair value of the long term debt and the associated accrued interest due to the financial condition of the Company and underlying terms and conditions of the debt agreement. The Company does not believe that its results of operations or cash flows would be materially affected by a sudden change in market interest rates. The Company has not entered into any futures or forward contracts as at February 29, 2012 or May 31, 2011. The Company is exposed to foreign exchange rate changes that could have a material effect on the future operating results or cash flows in the following U.S. dollar denominated financial instruments:

(Expressed in USD $)	February 29, 2012	May 31, 2011
Cash and cash equivalents	$1,684,462	$694,351
Accounts receivable	464,486	362,235
Accounts payable and accrued liabilities	(860,996)	(673,066)
Royalty obligation	(881,532)	-
Accrued interest on long-term debt	-	(8,123,015)
Long term debt	-	(25,000,000)
Net	$406,420	$(32,739,495)

Based on the above net exposures as at February 29, 2012, assuming that all other variables remain constant, a five percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would not result in a significant corresponding decrease or increase in the Company’s net income or loss.

The Company's Birmingham long-term debt, which was denominated in U.S. dollars, was settled on July 18, 2011.

Related Party Transactions

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

MEDICURE INC.
Management's Discussion and Analysis

Related Party transactions incurred during the nine months ended February 29, 2012 and February 28, 2011 are as follows:

	Nine months	Nine months
	ended	ended
(in thousands of CDN $)	Feb 29, 2012	Feb 28, 2011
Rent	10,688	14,108
Business and administrative services	136,666	180,000
Clinical research and related services	101,738	84,295

The Chief Financial Officer's services are provided through a consulting agreement with Genesys Venture Inc ("GVI"). In addition, intellectual property, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Additionally, on July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.

Clinical research, pharmacovigilance and safety, regulatory support, quality control and clinical support services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer.

On July 18, 2011, the Company issued 20,000,000 common shares of the Company to the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer for consideration relating to the guarantee of the loan obtained on July 18,, 2011.

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than as discussed above.

Outlook

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT®. In parallel with its ongoing commitment to support and grow sales of the product, the Company is in the process of developing a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the US$360 million glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market. GP llb/lla inhibitors are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions. The recently announced SAVI-PCI study is a component of the AGGRASTAT® brand strategy.

Going forward and contingent on sufficient financial resources being available, the Company plans to invest in and implement its strategic plans related to AGGRASTAT® and to explore the acquisition of other niche products that fit the commercial organization.

The Company also continues to advance TARDOXALTM for the treatment of Tardive Dyskinesia through its ongoing Phase II TEND-TD clinical study. Tardive Dyskinesia is a motion disorder that is a common side effect of the use of antipsychotic drugs and effective treatment of this disorder would address an unmet medical need.  The Company is also interested in the out-licensing of its library of small molecule antithrombotic drugs.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (DC&P) and Internal Controls over Financial Reporting (ICFR) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company's Annual Report on Form 20-F for the year ended May 31, 2011.

MEDICURE INC.
Management's Discussion and Analysis

Risks and Uncertainty

With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products. There can be no assurance that the Company will be successful in obtaining necessary market approvals for its products, including TARDOXALTM. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®.

The Company’s future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT®, and/or secure additional funds, which may not be available under favourable terms. Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2011, which can be obtained on SEDAR (www.sedar.com).

Additional Information

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended May 31, 2011, can be obtained on SEDAR (www.sedar.com).